Exhibit 4.19

DESCRIPTION OF OUR SECURITIES

The following description summarizes important terms of our capital stock and our other securities. For a complete description, you should refer to our Certificate of Incorporation and bylaws, forms of which are incorporated by reference to this annual report, as well as the relevant portions of the Delaware General Corporation Law (“DGCL”).

Capital Stock

The Company has two classes of stock: common and preferred. The Company’s Amended and Restated Certificate of Incorporation authorizes the issuance of up to 150,000,000 shares of common stock, par value $0.01 per share, and 902,670 shares of preferred stock, par value $0.01 per share.

In the discussion that follows, we have summarized selected provisions of our Certificate of Incorporation, amended and restated bylaws (the “Bylaws”), and certificates of designation, and the DGCL relating to our capital stock. This summary is not complete. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to our Certificate of Incorporation and our bylaws. You should read the provisions of our Certificate of Incorporation, our Bylaws, and our certificates of designation as currently in effect for provisions that may be important to you. Please also see “Effect of Certain Provisions of our Bylaws” below.

Common Stock

Each share of common stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of stockholders. The holders are not entitled to vote their shares cumulatively. The directors are elected by a plurality of votes cast at each Annual Meeting. Accordingly, at a meeting, the holders of 33 1/3% of the issued and outstanding shares of common stock can elect all of the directors of the Company.

Each share of common stock has equal and identical rights to every other share for purposes of dividends, liquidation preferences, voting rights and any other attributes of the Company’s common stock. No voting trusts or any other arrangement for preferential voting exist among any of the stockholders, and there are no restrictions in the articles of incorporation, or bylaws precluding issuance of further common stock or requiring any liquidation preferences, voting rights or dividend priorities with respect to this class of stock.

Effective September 25, 2023, at 12:01 a.m. Eastern Time, the Company filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a reverse stock split of the common stock at a ratio of 10-for-1 (the “Reverse Split”).

There were no fractional shares issued as a result of the Reverse Split. All fractional shares as a result of the Reverse Split were rounded up to the nearest whole number. The total number of the Company’s authorized shares of common stock or preferred stock were not affected by the foregoing. As a result, after giving effect to the Reverse Split, the Company remains authorized to issue a total of 150,000,000 shares of common stock.

As of December 31, 2023, post-split, there were 4,807,938 shares of common stock issued and 4,807,909 shares of common stock outstanding. A total of 29 shares of our common stock that are held by the Company in treasury are the result of the redemption of WOW Group membership interests and indirectly, GGH’s shares.

All shares of common stock are entitled to participate ratably in dividends when and as declared by the Company’s board of directors out of the funds legally available. Any such dividends may be paid in cash, property or additional shares of common stock. The Company has not paid any dividends on its shares of common stock since its inception and presently anticipates that no dividends on such shares will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company’s board of directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Holders of common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary of the Company, each share of common stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Company after satisfaction of all liabilities.

Preferred Stock

As of December 31, 2023, the Company has authorized 902,670 shares of preferred stock, of which, none are issued and outstanding. The Board of Directors has the ability to issue blank check preferred stock under the Amended and Restated Certificate of Incorporation.

Convertible Promissory Notes and Equity Line of Credit

Convertible Promissory Notes

On November 3, 2021, the Company and certain investors (the “Holders”) entered into that Securities Purchase Agreement (the “2021 SPA”) and the Company issued to the Holders certain senior secured convertible notes in the aggregate original principal amount of $6,480,000 (each, a “2021 Note” and together with the 2021 SPA, the “2021 Note Documents”). For the full description of the 2021 Note Documents, please refer to our Current Reports on Forms 8-K and the exhibits attached thereto as filed with the SEC on November 8, 2021, March 1, 2022, May 2, 2022, May 13, 2022, July 5, 2022, September 23, 2022, December 1, 2022, February 3, 2023, February 8, 2023, and February 21, 2023 and our Annual Report on Form 10-K as filed with the SEC on April 17, 2023.

On February 2, 2023, the Company and the Holders entered into a fourth letter agreement pursuant to which the parties agreed to reduce the Conversion Price of the 2021 Notes to the lower of: (i) the Closing Sale Price on the Trading Day immediately preceding the Conversion Date; and (ii) the average Closing Sale Price of the common stock for the five Trading Days immediately preceding the Conversion Date, beginning on the Trading Day of February 3, 2023. Any conversion which occurs shall be voluntary at the election of the Holder. All terms not defined herein refer to the defined terms in the 2021 Note Documents, as amended.

On February 8, 2023, the Company and the Holders entered into a fifth letter agreement pursuant to which the parties agreed to extend the Maturity Date of the 2021 Notes from February 9, 2023 to February 28, 2023. The Conversion Amount and all outstanding Amortization Amounts and Amortization Redemption Amounts (as defined in the 2021 Notes) shall be due and payable in full on the Maturity Date or such earlier date as any such amount shall become due and payable pursuant to the other terms of the 2021 Note, as amended. All terms not defined herein refer to the defined terms in the 2021 Note Documents, as amended.

On February 20, 2023, the Company entered into an exchange agreement (the “Exchange Agreement #4”) with the Holders in order to amend certain provisions of the 2021 Note Documents, as amended and exchange (the “Exchange” or the “Transaction”) $100 in aggregate principal amount of each of the Notes, on the basis and subject to the terms and conditions set forth in the Exchange Agreement #4, for warrants to purchase up to an aggregate of 15,000 shares of the Company’s common stock at an exercise price of $10.00 subject to customary adjustment upon subdivision or combination of the common stock.

The warrants are immediately exercisable and may be exercised at any time, and from time to time, on or before the second anniversary of the date of issuance. The warrants include a “blocker” provision that, subject to certain exceptions described in the warrants, prevents the Holders from exercising the warrants to the extent such exercise would result in the Holders together with certain affiliates beneficially owning in excess of 4.99% of the common stock outstanding immediately after giving effect to such exercise.

During 2023 and pursuant to the 2021 Note Documents, the Holders converted a total amount of principal and interest of the 2021 Notes of $1,571,553 in principal and interest and the Company issued a total of 83,333 shares of common stock. On February 21, 2023, the Company used the proceeds from the 2023 Purchase Agreement (as defined below) to repay all principal, interest, and fees of $905,428 owing under the 2021 Notes. Upon repayment in full, the 2021 Note Documents were terminated on February 21, 2023.

2023 Convertible Note

On February 21, 2023, the Company entered into a Securities Purchase Agreement (the “2023 Purchase Agreement”) with 3i, LP (the “Initial Closing”), pursuant to which the Company will sell to 3i, LP (“3i”) a series of senior secured convertible notes of the Company in the aggregate original principal amount of $5,617,978 with an original issue discount of 11% (the “2023 Note”), and a series of common stock purchase warrants of the Company, which warrants shall be exercisable into an aggregate of 337,710 shares of common stock of the Company for a term of three years (the “2023 Warrants”). The Company received $5,000,000 in proceeds after the original issue discount of 11% on the principal. The 2023 Purchase Agreement, ancillary agreements, 2023 Note and 2023 Warrants are referred to herein as the “2023 Note Documents”.

The 2023 Note is convertible into shares of common stock of the Company at a conversion price of $13.40 (subject to adjustment and a floor price of $2.70). The 2023 Note is due and payable on the first anniversary of the Issuance Date and bear interest at a rate of 7% per annum (increasing to 18% upon and event of default), which shall be payable either in cash monthly or by way of inclusion of the interest in the Conversion Amount on each Conversion Date (as defined in the 2023 Note). 3i is entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined in the 2023 Note) at any time or times after the Issuance Date, but we may not effect the conversion of any portion of the 2023 Note if it would result in 3i beneficially owning more than 4.99% of the common stock.

3i also has an option to enter into an additional promissory note for $5,617,978 and warrants to purchase 337,710 shares of common stock, or if certain equity condition are met, the Company may exercise that option (the “Second Closing”) on the same terms as the Initial Closing. The maximum amount of the 2023 Note therefore, would be $11,235,956 with total 2023 Warrants to purchase 675,420 shares of common stock.

Under the applicable rules of The Nasdaq Stock Market LLC (“Nasdaq”), in no event may we issue any shares of common stock upon conversion of the 2023 Note or otherwise pursuant to the terms of the 2023 Note if the issuance of such shares of common stock would exceed 19.99% of the shares of the common stock outstanding immediately prior to the execution of the 2023 Purchase Agreement and the 2023 Note and 2023 Warrants (the “Exchange Cap”), unless we (i) obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap or (ii) obtain a written opinion from our counsel that such approval is not required. In any event, we may not issue any shares of our common under the 2023 Purchase Agreement or 2023 Note if such issuance or sale would breach any applicable rules or regulations of the Nasdaq.

The 2023 Note will rank senior to all outstanding and future indebtedness of the Company and its subsidiaries, and will be secured by (i) a security interest in all of the existing and future assets of the Company, as evidenced by the Security and Pledge Agreement entered into between the Company and 3i (the “2023 Security Agreement”; and (ii) a pledge of shares of common stock of the Company held by Scott L. Mathis, President and CEO of the Company, and other entities managed by him, as evidenced by the stockholder pledge agreements entered into between the Company, Mr. Mathis and his entities, and 3i.

In connection with the foregoing, the Company also entered into a Registration Rights Agreement with 3i (the “2023 Registration Rights Agreement”), pursuant to which the Company has agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the 2023 Registration Rights Agreement) under the Securities Act of 1933 (the “1933 Act”) and the rules and regulation promulgated thereunder, and applicable state securities laws. The 2023 Purchase Agreement and the 2023 Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

EF Hutton, division of Benchmark Investments, Inc. (“EF Hutton”) acted as the exclusive placement agent in connection with the transactions contemplated by the Purchase Agreement, for which the Company will pay to EF Hutton a cash placement fee equal to 6.0% of the amount of capital raised, invested or committed under the 2023 Purchase Agreement and 2023 Note.

On February 21, 2023, the Company used the proceeds from the 2023 Purchase Agreement to repay all principal, interest, and fees of $905,428 owing under the 2021 Notes. Upon repayment in full, the 2021 Note Documents were terminated on February 21, 2023.

On May 21, 2023, an Event of Default occurred with respect to the 2023 Note. As a result, on August 11, 2023, the Company and 3i entered into a letter agreement pursuant to which, among other things: (i) 3i agreed to forbear from issuing an Event of Default Notice and Event of Default Redemption Notice; (ii) 3i waived the requirement in the Note to pay Interest on the 2023 Note monthly in cash for a certain period of time; (iii) 3i agreed to waive application of the Default Rate in the 2023 Note for a certain period of time; (iv) 3i agreed to waive the requirement in the 2023 Note for the Company to prepay, redeem, or convert one quarter of the initial Principal and Interest on the 2023 Note by each three (3) month anniversary of the Issuance Date for a certain period of time; (v) the Company adjusted the exercise price of the Warrant from $13.40 to $4.50; (vi) 3i may continue to convert the 2023 Note at the Alternate Conversion Price or at $4.50; (vii) 3i agreed to waive certain requirements under the 2023 Note Documents with respect to the private placement of units on September 15, 2023.

On October 5, 2023, the Company and 3i entered into the First Amendment to the 2023 Note which amends the 2023 Note and lowers the Floor Price from $2.70 to $0.40.

On October 9, 2023, the Company and 3i entered into the Second Amendment to the 2023 Note (the “Second Amendment”) which amends the 2023 Note and reiterates that the issuance of shares pursuant to the 2023 Note, 2023 Note Documents, First Amendment and Second Amendment are subject to compliance with Nasdaq Rule 5635.

Between May 2, 2023 and December 1, 2023, at the request of 3i, the Company converted a total of $3,822,210 of principal, $220,996 of interest, $13,077 of redemption premium and $1,767,591 of derivative liabilities (including default premium and redemption feature) pursuant to the 2023 Note and the Company issued 2,297,005 shares of common stock upon conversion. The Company recorded cash true up liabilities in the amount of $1,484,677 representing the excess of the conversion amount over the value of shares issued upon conversion.

Effective February 5, 2024, pursuant to the 2023 Note, 3i elected to increase the cap on its beneficial ownership of the Company from 4.99% to 9.99% per Section 3(d)(i) of the 2023 Note (the “Maximum Percentage”) by providing written notice to the Company. Such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

On February 16, 2024, the Company filed a complaint in the United States District Court for the District of Delaware alleging 3i, LP, 3i Management LLC, and Maier Joshua Tarlow engaged in an unlawful securities transaction with the Company as an unregistered dealer under U.S. securities laws in connection with the 2023 Note Documents.

On February 21, 2024, the Company received an Event of Default Redemption Notice from 3i providing notice of Events of Default arising under the 2023 Note Documents and demanding immediate payment of the Event of Default Redemption Price equal to a minimum of $3,437,646.

On February 28, 2024, the Company received a second Event of Default Redemption Notice from 3i providing notice of an additional Event of Default arising under the 2023 Note Documents, and demanding immediate payment of the Event of Default Redemption Price equal to a minimum of $3,450,711.

On February 29, 2024, at the Special Meeting of the Stockholders of the Company, the stockholders: (i) approved, for purposes of complying with Nasdaq Listing Rule 5635(d), the full issuance of shares of our common stock pursuant to the ELOC, without giving effect to the 19.99% cap provided under Nasdaq Listing Rule 5635(d); (ii) granted the Board of Directors discretion (if necessary to prevent the delisting of the Company’s common stock on Nasdaq) on or before June 30, 2024, to implement a reverse stock split of the outstanding shares of common stock in a range from one-for-two (1:2) up to one-for-ten (1:10), or anywhere between, while maintaining the number of authorized shares of common stock at 150,000,000 shares, as required for Nasdaq listing; (iii) approved the full issuance of shares of our common stock to be issued in a private placement of common stock for gross proceeds of up to $7.2 million pursuant to Rule 506(b) of the Securities Act of 1933; and (iv) declined to approve, for purposes of complying with Nasdaq Listing Rule 5635(d), the full issuance of shares of our common stock to be issued in a private placement of common stock for gross proceeds of up to $7.2 million pursuant to Rule 506(b) of the Securities Act of 1933, as amended, without giving effect to the 19.99% cap provided under Rule 5635(d). The stockholders did not approve for purposes of complying with Nasdaq Listing Rule 5635(d), the full issuance and exercise of shares of our common stock to be issued pursuant to the 2023 Note Documents by and between the Company and 3i.

On March 6, 2024, the Company received an Event of Default notice from 3i regarding an Event of Default arising under the Note Documents for failure to cure a Conversion Failure for a Conversion Notice submitted by 3i on February 20, 2024, and demanding immediate payment of the Event of Default Redemption Price equal to a minimum of $3,460,510.

2022 Equity Line of Credit

As reported on our Current Report on Form 8-K as filed with the SEC on November 9, 2022, on November 8, 2022, the parties terminated the Common Stock Purchase Agreement and Registration Rights Agreement by and between the Company and Tumim Stone Capital LLC (“Tumim”), dated May 6, 2021. On the same date, the parties entered into a new Common Stock Purchase Agreement (the “Purchase Agreement”) and Registration Rights Agreement, pursuant to which the Company has the right to sell to Tumim up to the lesser of (i) $4,430,897 of newly issued shares of the Company’s common stock, par value $0.01 per share, and (ii) the Exchange Cap (as defined below) (subject to certain conditions and limitations), from time to time (the “2022 ELOC”). Sales of common stock pursuant to the 2022 ELOC, and the timing of any sales, are solely at the option of the Company and the Company is under no obligation to sell securities pursuant to this arrangement. Shares of common stock may be sold by the Company pursuant to this arrangement over a period of up to 36 months after Commencement (as defined below).

Upon the satisfaction of the conditions in the 2022 ELOC, including that a registration statement that we agreed to file with the SEC pursuant to the Registration Rights Agreement is declared effective by the SEC and a final prospectus in connection therewith is filed with the SEC (such event, the “Commencement”), we will have the right, but not the obligation, from time to time at our sole discretion over the 36-month period from and after the Commencement, to direct Tumim to purchase amounts of our common stock as VWAP purchases as set forth in the 2022 ELOC (each, a “VWAP Purchase”) on any trading day, so long as, (i) at least three trading days have elapsed since the trading day on which the most recent prior notice to purchase common stock under the Purchase Agreement was delivered by the Company to Tumim, and (iii) all shares subject to all prior purchases by Tumim under the ELOC have theretofore been received by Tumim electronically as set forth in the ELOC.

From and after Commencement, the Company will control the timing and amount of any sales of common stock to Tumim. Actual sales of shares to Tumim under the 2022 ELOC will depend on a variety of factors to be determined by the Company from time to time, including, among other things, market conditions, the trading price of the common stock and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

The Company agreed to reimburse Tumim for the reasonable out-of-pocket expenses (including legal fees and expenses), up to a maximum of $35,000.

Under the applicable rules of Nasdaq, in no event may we issue to Tumim under the 2022 ELOC more than 54,965 shares of our common stock, which represents 19.99% of the shares of the common stock outstanding immediately prior to the execution of the 2022 ELOC (the “Exchange Cap”), unless (i) we obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap or (ii) the average price of all applicable sales of common stock to Tumim under the 2022 ELOC equals or exceeds the lower of (i) the Nasdaq official closing price immediately preceding the execution of the 2022 ELOC or (ii) the arithmetic average of the five Nasdaq official closing prices for the common stock immediately preceding the execution of the 2022 ELOC, such that the transactions contemplated by the 2022 ELOC are exempt from the Exchange Cap limitation under applicable Nasdaq rules. In any event, the 2022 ELOC specifically provides that we may not issue or sell any shares of our common stock under the 2022 ELOC if such issuance or sale would breach any applicable rules or regulations of Nasdaq.

In all instances, we may not sell shares of our common stock to Tumim under the 2022 ELOC if it would result in Tumim beneficially owning more than 4.99% of the common stock.

The net proceeds from sales, if any, under the 2022 ELOC, will depend on the frequency and prices at which the Company sells shares of common stock to Tumim. To the extent the Company sells shares under the 2022 ELOC, the Company currently plans to use any proceeds therefrom for inventory production and marketing for Gaucho Group, Inc., costs of this transaction, operating expenses and for working capital and other general corporate purposes.

In addition, 50% of the proceeds from sales, if any, under the 2022 ELOC will be used to pay down the balance of the 2023 Notes at such time.

EF Hutton, a division of Benchmark Investments, Inc. acted as the exclusive placement agent in connection with the transactions contemplated by the 2022 ELOC, for which the Company will pay to EF Hutton a cash placement fee equal to 8.0% of the amount of the Total Commitment actually paid by Tumim to the Company pursuant to the 2022 ELOC, but not including any amounts of the Total Commitment that are used to pay down the balance of the 2023 Notes.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the 2022 ELOC other than a prohibition on entering (with certain limited exceptions) into a “Variable Rate Transaction,” as defined in the 2022 ELOC. Tumim has agreed not to cause, or engage in any manner whatsoever, any direct or indirect short selling or hedging of the common stock during certain periods.

Pursuant to the terms of the 2022 ELOC, we have agreed to file with the SEC one or more registration statements on Form S-1 to register for resale under the Securities Act the shares of our common stock that may be issued to Tumim under the 2022 ELOC. The 2022 ELOC contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The 2022 ELOC will automatically terminate on the earliest to occur of (i) the first day of the month next following the 36-month anniversary after Commencement (which term may not be extended by the parties), (ii) the date on which Tumim shall have purchased the Total Commitment worth of shares of common stock, (iii) the date on which the common stock shall have failed to be listed or quoted on Nasdaq or any other “Eligible Market” (as defined in the Purchase Agreement), and (iv) the date on which the Company commences a voluntary bankruptcy proceeding or any Person commences a proceeding against the Company, a Custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors. The Company has the right to terminate the 2022 ELOC at any time after Commencement, at no cost or penalty, upon 10 trading days’ prior written notice to Tumim. Neither the Company nor Tumim may assign or transfer its rights and obligations under the 2022 ELOC, and no provision of the 2022 ELOC may be modified or waived by the parties.

Between January 4, 2023, and October 5, 2023, the Company requested draw-downs and received gross proceeds of $927,060 pursuant to the 2022 ELOC and issued 150,684 shares of common stock to Tumim.

On February 22, 2024, the Company received notice from Tumim of its election to terminate the 2022 ELOC. While the notice to terminate stated that it was effective immediately, Section 8.2 of the Purchase Agreement requires at least 10 Trading Days prior written notice. Therefore, the Company treated the 2022 ELOC as being terminated by Tumim effective March 7, 2024. No early termination penalties are incurred by either party under the 2022 ELOC.

Private Placement of Common Shares with Anti-Dilution Rights

On November 27, 2023, the Company commenced a private placement of shares of common stock for gross proceeds of up to $4,000,000 at a price per share which equals the Nasdaq Rule 5653(d) Minimum Price definition, but in no event at a price per share lower than $0.60) (the “Private Placement”). Between November 30, 2023 and April 11, 2024, pursuant to the Private Placement, the Company issued a total of 4,741,581 shares of common stock for gross proceeds of $2,850,000.

Each investor in the Private Placement has certain anti-dilution protections for a period of 18 months following each closing of the Private Placement. If, during the 18-month period following each closing of the Offering, the Company issues or sells any shares of common stock of the Company (a “Dilutive Issuance”), then each participant in the Private Placement will automatically be issued such number of shares of common stock as is necessary to maintain the percentage ownership that such participant would have had if the Dilutive Issuance had not occurred. With respect to the issuance of any securities to 3i pursuant to the 2023 Note Documents as a result of Dilutive Issuances, the participant shall not be entitled to any additional Dilutive Issuances beyond the initial Dilutive Issuance. Further, at such time that the participant disposes of its shares acquired in the Private Placement, all rights to any Dilutive Issuance shall cease.

Warrants

In connection with the public offering, on February 19, 2021, the Company issued broker’s warrants to purchase 1,278 shares of common stock to EF Hutton, as placement agent in the offering. Each warrant has an exercise price equal to $900.00. The warrants are immediately exercisable and will expire on the five-year anniversary of the original issuance date. The warrants may be exercised only for a whole number of shares of our common stock, and no fractional shares will be issued upon exercise of the warrants. The warrants expire February 19, 2026.

On February 10, 2023, the Company sold 59,100 shares of common stock for gross proceeds of $591,000 to accredited investors and warrants to purchase 14,775 shares of common stock at an exercise price of $10.00 per share. The warrants are immediately exercisable and expire on February 10, 2025.

On September 15, 2023, the Company raised a total of $405,000 through the private placement of units at $4.50 per unit, each unit equal to 1 share of common stock and 1/5 of a warrant, not including warrant exercise. A total of 90,000 shares of common stock and warrants to purchase 18,000 shares of common stock were issued. Each whole warrant is exercisable at $4.50 for two years from the date of issuance.

In connection with a private placement of convertible notes, on August 30, 2022, the Company issued 45,459 warrants to purchase shares of common stock exercisable at $38.20. The warrants were immediately exercisable and all expired on August 30, 2023.

On December 19, 2022, the Company issued 60,223 warrants to purchase shares of common stock exercisable at $60.00. The warrants were immediately exercisable and all expired on December 19, 2023.

Warrants issued in connection with the 2021 Note Documents

On February 22, 2022, the Company issued 6,250 warrants to purchase shares of common stock exercisable at a modified price of $10.00. The warrants are immediately exercisable and expire on November 8, 2024.

On September 22, 2022, the Company issued 9,092 warrants to purchase shares of common stock exercisable at $38.20. All of the warrants were exercised before the expiration date of November 8, 2023.

On November 30, 2022, the Company issued 4,381 warrants to purchase shares of common stock exercisable at $24.00. All of the warrants were exercised before the expiration date of November 30, 2024.

Also on November 30, 2022, the Company issued 4,381 warrants to purchase shares of common stock exercisable at a modified exercise price of $10.00 per share. The warrants are immediately exercisable and expire on November 30, 2024.

In connection with the Exchange Agreement #4, on February 20, 2023, the Company issued 15,000 warrants to purchase shares of common stock exercisable at $10.00. The warrants are immediately exercisable and expire on February 20, 2025.

Warrants issued in connection with the 2023 Note

On February 21, 2023, the Company issued 337,710 warrants to purchase shares of common stock exercisable at a modified price of $4.50. The warrants are immediately exercisable and expire on February 23, 2026.

Restricted Stock Units

On December 24, 2022, the Board approved the issuance of restricted stock units (“RSUs”) pursuant to the 2018 Plan effective December 31, 2022 subject to vesting, representing 76,728 shares of common stock of the Company to certain employees, contractors, consultants and advisors in exchange for services to the Company in the fiscal year 2022. A third of the RSUs vested on December 31, 2022 and a third of the RSUs vested on December 31, 2023. The remaining one-third vests on December 31, 2024.

Outstanding Stock Options, Warrants, and Restricted Stock Units

As of December 31, 2023, there were options to acquire a total of 2,804 shares of common stock granted pursuant to our 2018 equity incentive plan at a weighted-average exercise price of $741.67, of which 2,636 shares of our common stock are currently issuable upon exercise of outstanding stock options at a weighted-average exercise price of $733.78 per share. As of December 31, 2023, there were warrants to acquire a total of 396,244 shares of our common stock all of which are currently exercisable, at a weighted-average exercise price of $5.35. In addition, as of December 31, 2023, there were 76,127 RSUs granted and unvested at a weighted average grant date price of $3.99.

Effect of Certain Provisions of our Bylaws

Our Bylaws contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise.

Our Bylaws provide for our Board of Directors to be divided into three classes serving staggered terms. Approximately one-third of the Board of Directors will be elected each year. This method of electing directors makes changes in the composition of the Board of Directors more difficult, and thus a potential change in control of a corporation a lengthier and more difficult process. A classified board of directors is designed to assure continuity and stability in a board of directors’ leadership and policies by ensuring that at any given time a majority of the directors will have prior experience with our Company and be familiar with our business and operations.

The classified board structure may increase the amount of time required for a takeover bidder to obtain control of the Company without the cooperation of our Board of Directors, even if the takeover bidder were to acquire a majority of the voting power of our outstanding common stock. Without the ability to obtain immediate control of our Board of Directors, a takeover bidder will not be able to take action to remove other impediments to its acquisition of our Company. Thus, a classified Board of Directors could discourage certain takeover attempts, perhaps including some takeovers that stockholders may feel would be in their best interests. Further, a classified Board of Directors will make it more difficult for stockholders to change the majority composition of our Board of Directors, even if our stockholders believe such a change would be beneficial. Because a classified Board of Directors will make the removal or replacement of directors more difficult, it will increase the directors’ security in their positions, and could be viewed as tending to perpetuate incumbent management.

Since the creation of a classified Board of Directors will increase the amount of time required for a hostile bidder to acquire control of our Company, the existence of a classified board of directors could tend to discourage certain tender offers which stockholders might feel would be in their best interest. However, our Board of Directors believes that forcing potential bidders to negotiate with our Board of Directors for a change of control transaction will allow our Board of Directors to better maximize stockholder value in any change of control transaction.

Our bylaws also provide that, unless we consent in writing to an alternative forum, the federal and state courts of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law; or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject the court having personal jurisdiction over the indispensable parties named as defendants therein. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. This forum selection provision may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before any meeting of our stockholders, including proposed nominations of persons for election to our board of directors. At an annual or special meeting, stockholders may only consider proposals or nominations (i) specified in the notice of meeting; (ii) brought before the meeting by or at the direction of our board of directors or (iii) otherwise properly brought before the meeting by any stockholder who is a stockholder of record on the date of the giving of the notice and on the record date of the meeting and who complies with the notice procedures set forth in our bylaws. The bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of our stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. These provisions can discourage certain coercive and inadequate takeover bids of the Company by requiring those seeking control of the Company to negotiate with the Board of Directors first. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder (one who owns 15% or more of the Company’s outstanding voting stock) for a period of three years following the date the person became an interested stockholder unless:

●	Before the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	On completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced with the total number of shares outstanding calculated when the transaction commenced (excluding certain shares owned by officers or directors or under employee stock plans); or

●	At or subsequent to the time of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. We expect the existence of this provision to have an anti-takeover effect with respect to transactions that our Board of Directors does not approve in advance and could result in making it more difficult to accomplish transactions that our stockholders may see as beneficial such as (i) discouraging business combinations that might result in a premium over the market price for the shares of our common stock; (ii) discouraging hostile takeovers which could inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts; and (iii) preventing changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent’s address is: 1 State Street, 30th Floor, New York, New York 10004-1561. Shares of our common stock offered hereby will be issued in uncertificated form only, subject to limited circumstances.

Market Listing

Our common stock is currently listed on Nasdaq under the symbol “VINO”.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.